WEI CHENGHUI

China Stationery and Office Supply, Inc.

c/o Ningbo Binbin Stationery

Qiaotouhu Industrial Park

Ninghai, Zhejiang Province, 315611 P.R. China

December 1, 2008

Via EDGAR

Tia Jenkins

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

  Re:

China Stationery and Office Supply, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Filed April 15, 2008

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Filed May 20, 2008

File No. 000-49819

Dear Ms. Jenkins:

I am writing in response to your letter to me dated August 4, 2008.  The Staff’s comments are set forth below, each followed by our response.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

1.

We note the following deficiencies in the audit report issued by Patrizio and Zhao on your financial statements for the fiscal year ended December 31, 2006:

▪

The second paragraph of their report makes reference to the “auditing” standards of the Public Company Accounting Oversight Board in place of the “standards” of the Public Company Accounting Oversight Board. Refer to PCAOB Auditing Standard 1.

▪

The audit opinion is dated March 23, 2006.  The date is prior to the end of the period that has been audited (i.e. December 31, 2006).

Please advise your independent accountant, Patrizio and Zhao, to revise their report to address the deficiencies above.  In addition, please advise your current independent accountant, P.C. Liu, to revise the first paragraph of their report to reflect the appropriate date of Patrizio and Zhao’s audit report.

Response to Comment 1

After the Staff reviews our responses to the following comments, we will file an amendment to our 10-KSB for 2007.  The audit opinions of both Patrizio and Zhao and P.C. Liu will be corrected in the amended filing to comply with the Staff’s comment No. 1.

Financial Statements

General

2.    We note that you acquired 90% of the stock of Ningbo Binbin Stationery Co., Ltd. (Binbin), an operating company, on January 8, 2006 for $180,000 in cash and $807,804 in notes.   Please address the following issues.

•

Tell us how you accounted for the acquisition of Binbin considering paragraphs 16 and 17 of SFAS 141.

•

Revise to provide disclosures required by paragraphs 51-57 of SFAS 141.

•

Tell us how you measured the transactions and allocated the cost of the acquired entity considering paragraphs 20 and 35-39 of SFAS 141.

•

Please provide us with a courtesy copy of the acquisition agreement.

Considering you had cash and total assets of $467 at December 31, 2005 (as disclosed in your audited financial statements filed on Form 8-K on June 2, 2006), tell us how you generated $180,000 to consummate the acquisition of Binbin six days after year end.

Response to Comment 2

At the time that 90% of the stock of Binbin was acquired by China Stationery and Office Supply, Inc. (CSOS) both Binbin and CSOS were under common control.  Additionally, CSOS, a privately held company, was formed on September 5, 2005 for the purpose of merging with Binbin.  As such, the acquisition does not meet the definition of a business combination, as defined by SFAS 141, and the references to the paragraphs above are not applicable.  In our 10-KSB for the fiscal year ended December 31, 2007 we accounted for the acquisition of Binbin in accordance with paragraph D11 – D17 of SFAS 141.  We will amend our filing to include the disclose requirements of paragraph D18 of SFAS 141.

We generated the $180,000 of cash to consummate the acquisition of Binbin through capital contributions.  A total capital contribution of $455,811 is disclosed in our financial statements for the three months ended March 31, 2006, which were included in the Form 8-K filed on June 2, 2006..

Per the staff’s request, we are submitting as supplemental material a copy of the acquisition agreement between Binbin and CSOS.  The agreement will be shipped to the attention of Brian Bhandari, Branch Chief.

Note 3 – Accounts Receivable

3.   We note that you determine your reserve for accounts receivable on a specific identification basis and that you recently changed your policy to reserve against all receivables outstanding for more than one year.  This resulted in an increase to your allowance of over $1.1 million.  Please address the following issues.

•

Tell us about the factors you considered in determining your current reserve policy and explain how you determined the reserve for receivables outstanding for less than one year (e.g. 30 days, 60 days, 90 days, etc.).

•

Tell us about policy for determining past due or delinquency status of receivables in accordance with SOP 01-6.

•

Considering 14% of your 2007 sales were to one customer, tell us about your significant concentrations in accounts receivable.  Specifically clarify if your receivables are to a smaller number of customers or a large pool of customers.

•

Tell us about the length of your operating cycle in the context of Chapter 3(A) of ARB 43.

We may have further comments upon reviewing your response.

Response to Comment 3

The factors we consider in determining the reserve for an accounts receivable balance due to uncollectibility include customer credit worthiness and history, current economic trends, and changes in customer payment patterns.

Our policy for determining past due or delinquency status of receivables includes a monthly review by management of the accounts receivable aging.  Management reviews the balances over 120 days and considers the factors noted above in determining the portion, if any, of the receivable balance that should be reserved due to uncollectibility.

Our accounts receivable balance at December 31, 2007 represents a pool of over 60 customers.  Two of the balances represent a concentration, as they are each over 10% of the net accounts receivable balance at December 31, 2007.

Our current assets are expected be realized within one year and our current liabilities are expected to be settled within one year.  Specifically, we expect to realize our accounts receivable within 90-120 days.  Per paragraph 5 of Chapter 3(A) of ARB 43, the average time intervening between the acquisition of materials entering this process and the final cash realization constitutes an operating cycle.  Base on an inventory turn of 5.7 times a year or approximately every 64 days and realization of our accounts receivable every 120 – 180 days, our operating cycle is deemed to be one year.

Please be advised that we will amend our filing to provide a more detailed disclosure of our policy of determining past due status of our receivables in accordance with SOP 01-6 and disclose significant concentrations in accounts receivable.

Note 11 – Stockholders’ Equity

4.   We note that you had 6,586,126 shares outstanding on May 26, 2006, the date of the reverse merger.  To effect the reverse merger, you issued 10,142,889 shares of common stock (and 500,000 shares of Series A Preferred Stock), resulting in 16,728,015 shares of common stock outstanding.  On July 18, 2006, you effected a 5 for 32 reverse stock split resulting in approximately 2,613,752 shares outstanding.  Considering you disclose 11,987,427 common shares issued and outstanding at December 31, 2006, please provide us with the details (e.g. consideration received, purpose, etc.) of the approximate 9.4 million common shares issued subsequent to the reverse merger.

Response to Comment 4

Upon implementation of the reverse stock split on July 18, 2006, there were approximately 2,612,427 common shares outstanding and 500 shares of Series A Preferred Stock.  Prior to September 30, 2006, the 500 shares of Series A Preferred Stock were converted by the shareholders into 9,375,000 shares of common stock.   This yielded the current balance of 11,987,427 common shares issued and outstanding.

The Balance Sheet and the Statement of Stockholders Equity included in the Form 10-KSB for 2006 and 2007 indicate that there are 11,987,427 common shares outstanding, but that the 500 shares of Series A Preferred Stock were still outstanding at December 31, 2006.  This is incorrect.  In the amended Form 10-KSB for 2007 we will restate the Statement of Stockholders Equity to properly reflect the conversion of the preferred stock into common in the 3rd quarter of 2006.

Form 10-Q for the Quarter Ended March 31, 2008

General

5.   Please revise your Form 10-Q, as necessary, to comply with comments above on your Form 10-KSB.

Response to Comment 5

After the Staff reviews our responses to its comments, we will amend our Form 10-Q for the quarter ended March 31, 2008 to comply with the comments above.

Balance Sheet, page 2

6.   Please revise to include balance sheet data as of December 31, 2007.  Please note that balance sheet data as of the prior fiscal quarter end, March 31, 2007, is not required by the form.  Refer to Article 8-03 of Regulation S-X for guidance.

Response to Comment 6

After the Staff reviews our responses to its comments, we will amend our 10-Q for the quarter ended March 31, 2008 to replace the balance sheet data for the quarter ended March 31, 2007 with the balance sheet data for the year ended December 31, 2007.

7.   We note your Other Receivables increased from $2.4 million at December 31, 2007 to $6.4 million (i.e. approximately 21% of total assets) at March 31, 2008.  You disclose on page 14 that these receivables represent advances to suppliers, yet you present a separate line item on your balance sheet entitled “Advance to Suppliers” with a $2.1 million balance at March 31, 2008.  Please revise to disclose (i) the terms and conditions of this “Other Receivable,” (ii) how the receivable was generated, (iii) how it contrasts with the Advance to Suppliers amount presented on your balance sheet and (iv) when you expect to collect this receivable.

Response to Comment 7

The reason for the increase in Other Receivables during the quarter ended March 31, 2008 was the fact that several items were misclassified as “Other Receivables.”  The items that were wrongly classified as “Other Receivables” at March 31, 2008 were:

▪

A receivable in the amount of $2,294,660 for goods sold and delivered, which should have been classified as an Account Receivable;

▪

An advance to our purchasing agent in the amount of $2,830,373 for inventory purchases, which should have been classified as an Advance to Suppliers;

▪

A payment of $380,819 to our consolidated subsidiary, which was used for leasehold improvements, and which should have been classified as Property, Plant and Equipment; and

▪

Loans to our employees in the aggregate amount of $192,539.  These are non-interest bearing loans that are being repaid from payroll deduction.  These should have been classified as Due from Employees.

After the Staff has reviewed our responses to its comments, we will file an amendment to our 10-Q for the quarter ended March 31, 2008, in which we will restate the balance sheet to properly classify these items.  There will remain on the restated balance sheet $687,945 identified as Other Receivables.  This item will consist of:

▪

An export tax refund receivable in the amount of $237,413.  This receivable reflects the commitment of the Government of China to refund to us export tax that we incur.  We apply for the refund on a monthly basis, and receive the refund within 30 days.

▪

Miscellaneous loans in the amount of $450,532.  These are loans we made to approximately 28 companies and organizations in order to foster good business relationships, which is a typical business practice in China.  The loans do not bear interest.  If such a loan has not been repaid within 15 months, we record a bad debt expense.

Acknowledgement

The undersigned, as Chief Executive Officer of China Stationery and Office Supply, Inc., hereby acknowledges that:

-

 China Stationery and Office Supply, Inc. is responsible for the adequacy and accuracy of the disclosures in the filing;

-

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

China Stationery and Office Supply, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wei Chenghui

Wei Chenghui

Chief Executive Officer